Filed Pursuant to Rule 433

Registration No. 333-130189

June 25, 2007

NEVADA POWER COMPANY

$350,000,000

6.750% General and Refunding Mortgage Notes,

Series R, due 2037

Issuer:	Nevada Power Company

Issue:	6.750% General and Refunding Mortgage Notes, Series R, due 2037

Ratings:*	Ba1/BB+/BBB-/BBB(low)(Moody’s/S&P/Fitch/Dominion)

Offering Size:	$350,000,000

Coupon:	6.750%

Trade Date:	June 25, 2007

Settlement Date:	June 28, 2007 (T+3)

Stated Maturity:	July 1, 2037

Initial Public Offering Price:	99.973%

Yield to Maturity:	6.752%

Benchmark Treasury:	4.500% due February 2036

Benchmark Treasury Yield:	5.222%

Spread to Benchmark Treasury:	+153bps

Optional Redemption:	Make-whole call, 30bps spread over U.S. Treasuries

Interest Payment Dates:	January 1 and July 1 of each year, commencing on January 1, 2008

CUSIP Number:	641423 BU 1

Bookrunners:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408 or UBS Securities LLC at 1-888-722-9555, ext. 1088.